UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 0-25121

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SELECT COMFORT PROFIT SHARING
AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SELECT COMFORT CORPORATION
9800 59th Avenue North
Minneapolis, Minnesota 55442

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012

Signature

Exhibits:

23.1 – Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm

Note: All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the
Select Comfort Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 28, 2013

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Participant-directed investments at fair value:
Mutual funds	$27,597,040	$11,359,156
Select Comfort Corporation common stock	14,685,360	15,351,985
Pooled separate accounts	12,896,247	19,848,293
Guaranteed investment contract	10,526,279	12,480,348
Self-directed brokerage account	174,794	146,754
Total participant-directed investments at fair value	65,879,720	59,186,536

Receivables:
Notes receivable – participants	2,108,730	1,910,229
Company contributions	784,678	465,388
Participant contributions	164,610	127,834
Total receivables	3,058,018	2,503,451
Net assets available for benefits	$68,937,738	$61,689,987

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income:
Dividends, interest and capital gain	$877,843	$393,559
Net realized/unrealized appreciation in fair value of investments	7,486,570	10,988,905
	8,364,413	11,382,464
Less investment expenses	10,700	9,550
Total investment income	8,353,713	11,372,914

Contributions:
Participant	6,345,874	5,318,741
Company	2,912,514	1,834,219
Rollovers	223,743	260,387
Total contributions	9,482,131	7,413,347
Total additions	17,835,844	18,786,261

Deductions from net assets attributed to:
Benefits paid to participants	10,565,113	7,069,830
Plan expenses	22,980	25,021
Total deductions	10,588,093	7,094,851
Increase in net assets available for benefits	7,247,751	11,691,410
Net assets available for benefits - beginning of year	61,689,987	49,998,577
Net assets available for benefits - end of year	$68,937,738	$61,689,987

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1)	DESCRIPTION OF THE PLAN

The following brief description of the Select Comfort (“Company,” "Plan Sponsor" or "Plan Administrator") Profit Sharing and 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees. A full-time employee is eligible on the first day of the calendar month following 30 days of employment provided the employee is age 21 or older. A part-time employee is eligible after completing one year of at least 1,000 hours of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The inception date of the Plan was January 1, 1994.

Recordkeeper and Custodian – The Plan assets are in the custody of The Prudential Insurance Company of America (“Prudential”). Prudential is the recordkeeper, custodian and trustee of the Plan.

Contributions – Each year, participants may contribute a percentage of eligible earnings, as defined by the Plan. Participants can contribute up to 50% of eligible earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Company contributions are determined at the discretion of the Company’s Board of Directors. Company discretionary contributions for 2012 and 2011, net of forfeitures, were $2,912,514 and $1,834,219, respectively.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s discretionary contributions, if applicable, and Plan earnings.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contributions to their accounts plus actual earnings thereon is based on years of service. Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they have reached normal retirement age of 65, die, or become disabled.

Forfeitures – Forfeited non-vested accounts are used to either reduce Company contributions or to pay administrative expenses. The balance of forfeited non-vested accounts at both December 31, 2012 and 2011 was $0. Forfeitures of non-vested amounts were used to pay Plan expenses of $22,980 and $25,021 in 2012 and 2011, respectively. In addition, forfeitures of non-vested amounts were used to pay $69,404 and $88,495 of the Company’s 2012 and 2011 contributions, respectively.

Notes Receivable – Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through payroll deductions not less frequently than quarterly.

Notes receivable – participants are valued at their outstanding balances.

Investment Options – Upon enrollment in the Plan, participants may direct their contributions in 1% increments into any of the eleven investment funds, Company common stock, or the Self-Directed Brokerage Account. Participants may modify their investment options daily.

The following descriptions summarize the investment philosophy of the various investment alternatives offered through Prudential as outlined in the fund literature:

Prudential Guaranteed Income Fund – Fixed-interest annuity backed by Prudential Retirement Insurance and Annuity Company’s general account. Funds are invested primarily in private placement bonds, intermediate-term bonds, and commercial mortgages.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

International Blend/AQR Fund – Funds are invested primarily in foreign equity securities. The fund seeks to outperform the MSCI EAFE Index (net of dividends) over a full market cycle. This fund is no longer an investment option as of the end of the 2012 Plan year.

Large Cap Growth/Neuberger Berman Fund – Funds are invested primarily in equity and equity-related securities of large companies. This fund is no longer an investment option as of the end of the 2012 Plan year.

Goldman Sachs Mid Cap Growth Fund – Funds are invested in mid-cap equity securities that the fund advisor believes offer long-term capital appreciation potential.

Goldman Sachs Small Cap Value A – This fund seeks long-term capital appreciation and invests primarily in small-cap equity securities.

JHancock3 Disciplined Value A – This fund seeks long-term growth of capital primarily through investments in equity securities.

MFS International Diversification R3 – This fund is designed to provide diversification within the international asset class by investing the majority of its assets in other mutual funds and seeks to diversify the fund's investments in terms of market capitalization (by including large, mid, and/or small cap underlying funds), by style (by including both growth and value underlying funds), and by geographic region (by including developed and emerging market underlying funds).

PIMCO Core Plus Bond Fund – Funds are invested in a diversified portfolio of fixed-income securities, consistent with preservation of capital.

Prudential Jennison Small Company A – Funds are invested primarily in equity and equity-related securities of small, less well-known companies to provide investors with a blend of both value and growth.

Prudential Stock Index Z – Fund seeks to provide investment results that correspond to the price and yield performance of the S&P 500 index.

SA/Oakmark Equity & Income Strategy – Funds are invested in equity and fixed-income securities that the fund advisor believes offer high current income, preservation and growth of capital.

T. Rowe Price Blue Chip Growth Adv – Funds are invested primarily in common stocks of large and medium-sized blue chip growth companies. The investment objective is long-term capital growth with income as the secondary objective.

Victory Diversified Stock Fund A – Funds are invested primarily in equity securities and securities convertible into common stock traded on U.S. exchanges and issued by large, established companies.

Self-Directed Brokerage Account – This brokerage account gives the participant access to more than 8,000 mutual funds and any publicly traded stock with a share price greater than $5.00, with the exception of Select Comfort Corporation common stock.

Select Comfort Corporation Common Stock – Funds are invested in shares of common stock of the Company.

Payment of Benefits – On termination of service due to death, disability, or retirement, or for termination of service due to other reasons, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants can elect to rollover their account balance into a different tax-qualified retirement plan or individual account upon separation from the Company. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions.

Plan Expenses – The Plan allows for recordkeeping fees, legal fees, trustee’s fees, and other reasonable costs of administering the Plan to be paid out of Plan assets.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(2)	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for the disclosure of the Plan’s fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded upon distribution.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of change in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Risks and Uncertainties – The Plan provides for investment, at the participant’s option, in any combination of the Company’s common stock, investment funds, a guaranteed investment contract or a self-directed brokerage account which enables participants to invest in mutual funds or publicly traded stocks with a share value of greater than $5.00. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Concentration of Market Risk – At December 31, 2012 and 2011, approximately 21% and 25%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

New Accounting Standards – In May 2011, the FASB issued new guidance regarding fair value measurements. The new guidance changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and International Financial Reporting Standards. This guidance also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The guidance was effective for the Plan on January 1, 2012. The guidance required additional disclosures, but did not impact the Plan's net assets available for benefits.

Subsequent Events – Events that have occurred subsequent to December 31, 2012 have been evaluated through the date these financial statements were issued. There have been no subsequent events that occurred during such period that would require recognition or disclosure in the financial statements as of or for the twelve months ended December 31, 2012.

(3)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(4)	FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated January 12, 2009 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provisions for income taxes have been made.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

(5)	GROUP ANNUITY INSURANCE CONTRACT

The Prudential Guaranteed Income Fund (“Fund”) offers a full guarantee on principal and interest by Prudential Retirement Insurance and Annuity Company (“Issuer”), an affiliate of the trustee. The contracts are fully benefit responsive.

The Fund qualifies as a fully benefit-responsive investment contract because it meets all of the following criteria:

a.
The investment contract is effected directly between the Fund and the Issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the Issuer.

b.	The contract Issuer is obligated to (i) repay principal and interest, or (ii) apply prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.
The terms of the investment contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.
An event that limits the ability of the Fund to transact at contract value with the Issuer (for example, premature termination of the contracts by the Fund, plant closings, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

Investment contracts held in the Fund are recorded at their contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. As the Fund’s interest rates are adjusted to market semi-annually, on July 1 and January 1, contract value, which represents net contributions plus interest at the contract rate, approximates fair value.
There are not any specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the issuer's general account to determine a fair value. The plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. This product is not a traditional guaranteed income contract and therefore there are not any known cash flows that could be discounted. As a result, the fair value amount shown is equal to the contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

The following table presents information about significant unobservable inputs used in Level 3 fair value measurements:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values

Guaranteed Investment Contract (GIC)	$10,526,279	Fair Value = Contract Value	Earnings at guaranteed crediting rate	Gross guaranteed crediting rate must be greater than contractual minimum crediting rate

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The interest crediting rate is determined semi-annually and during 2012 and 2011 resulted in an average annual yield earned and credited to participants of approximately 1.85% and 2.25%, respectively. The minimum crediting rate is 1.50%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the Issuer’s general account.

For information related to fair value measurements in accordance with U.S. GAAP, refer to Note 6, Fair Value Measurements.

There is no event that limits the ability of the Plan to transact at contract value with the Issuer. There are also no events or circumstances that would allow the Issuer to terminate the fully benefit-responsive group annuity insurance contract with the Plan and settle at an amount different from contract value.

The credit rating of the Issuer at December 31, 2012 was A2 as reported by Moody’s Investors Service.

(6)	FAIR VALUE MEASUREMENTS

The FASB’s guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1 – observable inputs such as quoted prices in active markets;

•	Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, including:

◦	Quoted prices for similar assets or liabilities in active markets;

◦	Quoted prices for identical or similar assets in nonactive markets;

◦	Inputs other than quoted prices that are observable for the asset or liability;

◦	Inputs that are derived principally from or corroborated by other observable market data; and

•	Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Outlined below are descriptions of the valuation methodologies used to measure assets at fair value.  There have been no changes in the methodologies used at December 31, 2012 compared with the prior year.

Pooled Separate Accounts – The pooled separate accounts invest mainly in domestic stocks, international stocks, domestic bonds and balanced funds.  The fair value of participation units owned by the Plan in the pooled separate accounts is based on unit values on the last business day of the Plan year.

Domestic Stocks:  The fair value of the underlying domestic stocks are determined by the closing price from the applicable stock exchange (Level 1) and are used in determining the net asset value (“NAV”) of the pooled separate accounts, which is not publicly quoted.
International Stocks:  The fair value of the international stocks have observable Level 1 pricing inputs, including closing quoted prices from the appropriate local stock exchange. Prudential subscribes to the Fair Value Evaluation Service provided by Interactive Data Corporation (“IDC”), which seeks to update prices in the event there are material U.S. market movements between local stock exchange closing time and portfolio valuation time.
Domestic Bonds: These investments are typically composed primarily of domestic fixed-income securities. Securities are priced by IDC using inputs such as benchmark yields, reported trades, broker/dealer quote, and issuer spreads. IDC also monitors market indices, and industry and economic events, including credit rating agency actions.
Balanced Fund:  The fair value of the balanced fund (currently the SA/Oakmark Equity & Income Strategy) is based on the individual securities included in the fund. The SA/Oakmark Equity & Income Strategy fund invests primarily in domestic

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

stocks and bonds, but may include some international stocks.  See the valuation methodologies for domestic stocks, international stocks and domestic bonds described above which are applied to the securities held in the balanced fund.

Select Comfort Corporation Common Stock – Select Comfort Corporation common stock is valued at the quoted market price on the last business day of the Plan year.

Guaranteed Investment Contract – Valued at contract value which equals fair value as a fair value adjustment does not apply upon discontinuance. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. See Note 5 – Group Annuity Insurance Contract.

Mutual Funds – The fair value of mutual funds are determined by NAV of shares held by the plan on the last business day of the Plan year.

Self-Directed Brokerage Account – The fair value of the individual investments are valued at the NAV of shares held by the plan on the last business day of the Plan year.

The valuation methods described could result in fair values that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2012, the Plan had no unfunded commitments related to the Pooled Separate Account funds. The redemption of the Pooled Separate Account funds is subject to the preference of the individual Plan participants and contains no restrictions on the timing of redemptions.

The following tables present, by level in the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

2012	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Balanced fund	$—	$7,137,425	$—	$7,137,425
Fixed-income domestic	—	3,992,766	—	3,992,766
Mid-cap stock	—	1,766,056	—	1,766,056
	—	12,896,247	—	12,896,247

Select Comfort Corporation common stock	14,685,360	—	—	14,685,360

Guaranteed investment contract – stable value (Note 5)	—	—	10,526,279	10,526,279

Mutual funds:
Large-cap stock	20,168,861	—	—	20,168,861
Small-cap stock	7,428,179	—	—	7,428,179
	27,597,040	—	—	27,597,040

Self-directed brokerage account	174,794	—	—	174,794

Total participant-directed investments at fair value	$42,457,194	$12,896,247	$10,526,279	$65,879,720

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

2011	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Large-cap stock	$—	$5,586,565	$—	$5,586,565
Balanced fund	—	5,167,117	—	5,167,117
International stock	—	4,294,989	—	4,294,989
Fixed-income domestic	—	3,559,122	—	3,559,122
Mid-cap stock	—	1,240,500	—	1,240,500
	—	19,848,293	—	19,848,293

Select Comfort Corporation common stock	15,351,985	—	—	15,351,985

Guaranteed investment contract – stable value (Note 5)	—	—	12,480,348	12,480,348

Mutual funds:
Small-cap stock	5,841,104	—	—	5,841,104
Large-cap stock	5,518,052	—	—	5,518,052
	11,359,156	—	—	11,359,156

Self-directed brokerage account	146,754	—	—	146,754

Total participant-directed investments at fair value	$26,857,895	$19,848,293	$12,480,348	$59,186,536

Level 3 – Changes in Fair Value

The following table presents a summary of changes in the fair value of the Plan’s Level 3 investments during the years ended December 31, 2012 and 2011:

Guaranteed Investment Contract	2012	2011
Balance, beginning of year	$12,480,348	$7,575,889
Purchases	7,968,050	13,809,850
Sales	(10,048,617)	(8,973,217)
Interest income	204,736	206,516
Other, net	(78,238)	(138,690)
Balance, end of year	$10,526,279	$12,480,348

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(7)	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2012	2011
Guaranteed Investment Contract:
Prudential Guaranteed Income Fund	$10,526,279	$12,480,348
Pooled separate accounts:
SA/Oakmark Equity & Income Strategy	7,137,425	5,167,117
PIMCO Core Plus Bond Fund	3,992,766	3,559,122
Large Cap Growth/Neuberger Berman Fund	N/A	5,586,565
International Blend/AQR Fund	N/A	4,294,989
Mutual funds:
T. Rowe Price Blue Chip Growth Adv	6,860,512	N/A
JHancock3 Disciplined Value A	6,151,240	4,582,282
MFS International Diversification R3	5,792,633	N/A
Goldman Sachs Small Cap Value A	3,814,273	N/A
Prudential Jennison Small Company A	3,613,906	N/A
Select Comfort Corporation common stock	14,685,360	15,351,985

The Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year), appreciated (depreciated) in value during the years ended December 31, 2012 and 2011 as follows:

	2012	2011
Select Comfort Corporation common stock	$3,355,705	$13,108,997
Mutual funds	1,870,794	(702,149)
Pooled separate accounts	2,254,703	(1,390,785)
Self-directed brokerage account	5,368	(27,158)
	$7,486,570	$10,988,905

(8)	PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. Prudential, as custodian of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invests in certain investments issued by Prudential and in common stock of the Company. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
EIN 41-1597886 Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2012

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Prudential Retirement Insurance and Annuity Company	Prudential Guaranteed Income Fund	$10,526,279
*	Prudential Insurance Co. Separate Account	Goldman Sachs Mid Cap Growth Fund	1,766,056
*	Prudential Insurance Co. Separate Account	PIMCO Core Plus Bond Fund	3,992,766
*	Prudential Insurance Co. Separate Account	SA/Oakmark Equity & Income Strategy	7,137,425

	Victory Capital Management Inc.	Victory Diversified Stock Fund A	465,642
*	Prudential Investments LLC	Prudential Jennison Small Company A	3,613,906
*	Prudential Investments LLC	Prudential Stock Index Z	898,834
	John Hancock Investment Management Services LLC	JHancock3 Disciplined Value A	6,151,240
	T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Adv	6,860,512
	Massachusetts Financial Services Co	MFS International Diversification R3	5,792,633
*	Prudential Financial	Self-Directed Brokerage Account	174,794
	Goldman Sachs Asset Management L.P.	Goldman Sachs Small Cap Value A	3,814,273
*	Select Comfort Corporation	Common stock	14,685,360
*	Notes receivable – participants	Participant loans secured by participant–vested balance with interest rates of 4.25% to 9.25% and maturing in 2013 to 2027	2,108,730
		Total	$67,988,450

 *    Party-in-Interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
(Name of Plan)
Date:	June 28, 2013
		By:	/s/ Jeffrey C. Pitts
Jeffrey C. Pitts
Sr. Director - Total Rewards and Human Capital Services Plan Administrator